September 5, 2013

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: GeneLink, Inc.

Form 10-K for the Year Ended December 31, 2012 Filed April 1, 2013

Form 10-Q for the Quarter Ended March 31, 2013 Filed May 15, 2013

File No. 000-30518

Dear Ms. Cvrkel:

We have responded to your comments below and we have also attached a draft version of an amendment to the Form 10-K for the Year Ended December 31, 2012. Understanding that there could be additional comments from the SEC, we will refrain from filing the amendment until the comment process has been completed.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

32

Results of Operations, page 34

1. We note that your discussion of cost of sales indicates that the decrease in cost of sales from 2011 to 2012 closely parallels the decrease in physical sales volumes. In light of the disclosures earlier in MD&A that manufacturing moved in-house in 2012, and the disclosure that gross margin decreased in part due to the start-up of in-house manufacturing, please explain to us and revise your disclosure in the cost of sales section to disclose and quantify the effect of moving production in-house on cost of goods sold in 2012. Also, please expand your discussion of cost of sales and operating costs such as selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better.

RESPONSE: Cost of goods sold decreased from $1,734,831 in 2011 to $1,671,459 in 2012, a decrease of $63,372 or 4%. Five major categories account for the variance:

 Moving production in-house resulted in $178,509 of expenses and included depreciation expense of $38,041, production labor of $68,955, facilities expense of $45,230, and equipment and supplies expense of $26,283.
 Our inventory count at the end of the year resulted in a $55,291 inventory adjustment.
 The Company’s DNA Testing COGS increased $213,110 in 2012 as compared to 2011. $200,000 of this is due to charges by the lab for failing to meet contract minimums.
 $36,027 of costs was attributed to the launch of Dermagenetics.
 These increases in COGS were offset by a $544,129 decrease as a result of the GeneWize sale and shifting the business model being a wholesale provider of the Company’s product lines. Of the decrease, $117,855 was due to lower shipping costs while $91,506 was due to reduced marketing materials. The remaining decrease of approximately $334,000 was due the decrease in sales in 2012 as compared to 2011.

The additional disclosures detailed above have been included in the attached draft amended Form 10-K for December 31, 2012.

2. We note that your disclosure of the changes in operating expenses quantifies several of the reasons for the change in total operating expenses. Please revise to disclose the nature of the changes as they pertain to each significant line item within operating expenses on the face of the income statement (e.g. selling, general & administrative, R&D, etc.). Also, please revise to disclose the reasons for any changes in non-operating expense line items such as interest expense.

RESPONSE: Operating expenses decreased from $6,516,361 in 2011 to $3,933,680 in 2012, a reduction of $2,582,680 or 40%. With the sale of GeneWize and subsequent move to a wholesale business model, the company was able to reduce expenses. Because the Company was no longer responsible for GeneWize sales, marketing, or commissions, the savings were significant. The most relevant expense reductions included $1,429,130 in reduced commissions, $396,883 in reduced salaries and benefits, $205,403 in reduced IT and software related expenses, a reduction $175,708 in credit card transaction fees from 2011 to 2012, and $127,002 in reduced event promotion expense. Legal costs fees related to the costs of complying with requests by regulatory authorities, while still significant, decreased $377,250 in 2012. A large decrease of $316,281 was due to fewer consultants being utilized in 2012 as compared to 2011. Moving facilities and bring production in-house accounted for $157,848 in additional expenses in 2012 as compared to 2011 which offset those decreases noted previously. These expenses included facilities, equipment, IT and utilities. Also, by bringing production in house, depreciation and amortization for new equipment and the additional facilities increased $40,216 or 30%. Research and Development increased in $116,308 as a result of adding a full-time employee and developing the Dermagenetics product line. Accounting and auditing fees were $77,567 higher in 2012 due to the unexpected resignation of the Company’s previous auditor, a re-audit of 2011, and the resulting restatement thereof. The final factor affecting operating losses was a $65,517 adjustment for the abandonment of patents. The Company initially pursued legal action against legal counsel in relation to the failure to process certain patent applications but eventually the cost of such litigation caused the Company to discontinue legal proceedings resulting in the abandonment of certain European Union patents which the company felt would most likely not be utilized in the future by the Company’s current sales partners.

Net losses in 2012 were $3,051,747, a decrease of $778,449 or 20% as compared to 2011. This was due to gains on the sale of GeneWize of $669,054, settlement of a lawsuit with the Company’s previous intellectual property law firm for $77,742, and $65,271 in additional interest expense as a result of the advanced purchase order of $750,000 from GeneWize.

The additional disclosures detailed above have been included in the attached draft amended Form 10-K for December 31, 2012.

Audited Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page 41

3. We note that your independent auditor’s report does not include the name or signature of the certified public accounting firm. Please file an amended Form 10-K with the appropriate name and signature of the certified public accounting firm that performed the audit of your financial statements for the years ended December 31, 2011 and 2012.

RESPONSE: Our auditors are Hancock Askew & Co., LLP. We apologize for the oversight of not including their digital signature in the filing. We have added their signature in the draft amended Form 10-K for December 31, 2012.

The attached draft amended Form 10-K for December 31, 2012 includes the auditor’s report with the appropriate digital signature.

Notes to the Audited Financial Statements

Note 4. Intangible Assets, page 52

4. We note from your disclosure in Note 4 that amortization expense for the year ended December 31, 2012, includes a charge of $106,000 related to accelerated amortization as a result in the change of estimated useful lives of certain patents. Please explain to us the nature of this change and describe why you determined it was appropriate to accelerate the useful lives of these assets during 2012. As part of your response, please explain to us why you believe the useful lives of these patents were appropriate as of December 31, 2011.

RESPONSE: During 2011 and prior, the Company policy was to begin amortization only after patents were granted and the lives of such granted patents were generally matched to the remaining life of the patent from grant date. When adding the period of no amortization during the pending status to the life of the patent after grant, the actual amortization periods for such patent assets could be more than 20 years. In the fourth quarter of 2012, the Company challenged whether such policy was in appropriate given that the assets were contributing to operations and revenue generation in the pending period prior to patent approval where no amortization was taking place and further, given the pace of technological advance, should the expected lives of patents be shortened.

In some cases patents are in pending status for several years while waiting approval and during that time, the Company is using the underlying process or technology in its operations. Company management therefore determined that once a patent is in use, whether granted or pending, some charge to operations to reflect the relative cost of the asset was appropriate. Therefore, management made a change in estimate in the 4th quarter of 2012 to amortize the patents, whether granted or pending, as if such were subject to normal amortization since the date in service. Further, management had previously amortized patents granted over an estimated useful life very similar to the contractual life and determined that a more appropriate life to match the patents with expected product life cycles was generally 15 years on a straight line basis.

This adjustment was considered a change in estimate as the Company considered it a shortening of the lives of the patent assets. Management considered whether to adjust the amortization prospectively over the remaining shorter lives of the assets but reconsidered as such would have resulted in more significant expense in the later years as products are winding down life cycles and being replaced by other products. Based upon the relative materiality, management therefore determined that a cumulative adjustment to record accumulated amortization as if the new lives had been in place since the patents were put in use was appropriate. The adjustment of $106,000 was recorded to correct accumulated amortization in consideration of the iron curtain method. Management concluded that such amount was less than 4% of net income in the current year. Management also considered the impact of such adjustment to consider if a restatement of prior years was necessary and noted that in each year prior, going back to the earliest issued patent in 2001 and correcting amortization expense, the impact would have been less than $3,000 per quarter and less than $12,000 per year, which was not considered material to any one quarter or year. Accordingly, based upon the materiality, management recorded the adjustment in the period of the change in estimate, the 4th quarter of 2012.

The Comment specifically asks why management believes that useful lives were correct at December 31, 2011. Management believes that as of December 31, 2011 they were following the established policy of the Company management in place at that time and based upon information available at that time felt the accounting was appropriate. During 2012, the prior CFO John Webb left the Company and a new team with a new perspective was in place at year end 2012 and reconsidered the useful lives. Given the relative materiality and the discussion above, management did not believe a restatement or any impact on 2011 was appropriate and recorded the adjustment as change in estimate.

Note 6. Stockholders’ Equity, page 53

5. We note from your disclosure in Note 6 and from the statement of stockholders’ equity, that in 2011 and 2012 you issued stock in exchange for services performed, and in 2011 you converted accrued consulting fees to common stock. Please tell us and revise your notes to the financial statements to disclose how you calculated or determined the value of the stock issued in each of these transactions. If the common stock issued was valued at “fair value,” please explain to us how “fair value” was calculated or determined.

RESPONSE: The Company issued 1,497,226 shares of common stock for services rendered during the year ended December 31, 2012. The share price for such was determined by the price established for the offering of the Company’s common stock in the then existing private placement memorandum as approved by the Company’s Board of Directors and was valued at $.05 per share or $74,862 in aggregate. As the Company was actively selling shares to investors at the price of $.05 per share, the Board of Directors felt that was an appropriate “fair value” for the shares issued for services. We note that the market price on the date of grant, March 31, 2012, was $.04 per share, slightly less than the value we used based upon our offering memorandum.

The Company issued 300,000 shares of common stock for services rendered, valued at $22,745 or $0.075 per share on February 2, 2011 which was the only grant for services for the year ended December 31, 2011. The market price of the stock on such date was $0.085 per share. However, the services had been rendered prior to the date of issuance when the stock was trading at lower values and the then existing private placement memorandum as approved by the Company’s Board of Directors was at $.05 per share. Management felt that the share price used was an appropriate “fair value” for the shares issued for services. We note that the difference between the market price on the date of grant and the value used would be an increase in expense of $3,000, not a material amount.

The additional disclosures detailed above have been included in the attached draft amended Form 10-K for December 31, 2012.

6. We note from your disclosure in Note 6 that during 2012, 400,000 warrants were issued as partner incentives to Joel Guerin in connection with your distribution agreement with geneME. Please explain to us and revise to disclose how you accounted for and valued the warrants issued in this transaction.

RESPONSE: geneME and its principals, which included Joel Guerin, entered into a transaction with the Company whereby the Company issued an LDA (license and distribution agreement) and the investors provided an investment of cash of $300,000 in the Company. The Company anticipated significant increased revenue as a result of the new market partner and the LDA. The investors, in return for the $300,000 cash investment, received 6,000,000 shares of company stock (valued at the open private placement memorandum price of $0.05 per share) and 2,000,000 performance warrants. The performance warrants vested 400,000 upon closing of the deal and the remaining amount was to vest in tranches of 400,000 upon meeting certain sales and performance targets. As the warrants were issued in connection with a cash transaction it was assumed that the fair value of the shares issued matched the cash market price at the time of issuance and the value of the accompanying warrants was negligible. Given a negligible value and a relatively low probability of vesting, the Company did not assign any fair value to the warrants and therefore no expense was recorded in connection with the vesting of the 400,000 upon closing of the transaction. Further, since the transaction, no further tranches of warrants have vested, nor are any currently expected to vest.

The additional disclosures detailed above have been included in the attached draft amended Form 10-K for December 31, 2012.

Note 11. Sale of Subsidiary and Licensing Agreements, page 59

7. We note from your disclosure in Note 11 that the sale of your GeneWize subsidiary in 2012 resulted in a gain on sale of $669,054. In light of the fact that it appears from your disclosures in Note 10 that this subsidiary had significant assets at December 31, 2011, please provide us detail as to how you calculated or determined the gain on sale. As part of your response, please clearly disclose the nature and amounts of assets and liabilities related to the GeneWize subsidiary at the time of the sale. Also, please explain to us why it appears from the Form 10-Q for the quarter ended March 31, 2013, that a gain of $759,054 was recorded in the period ended March 31, 2012.

RESPONSE: The table below provides a detail of the calculation of the Gain on Sale. Please note that the gain recorded and disclosed in Q1 was $759,054. We call your attention to the following disclosure from our second quarter Form 10Q

“GeneLink recorded a gain on sale of subsidiary as of February 10, 2012. Consideration for the sale included the $500,000 cash received from Capsalus and an additional $39,272 for working capital. Additional consideration included the earn-out amount which was valued at $164,358, the Company’s estimate of net present value of probable cash collections under the agreement. The total consideration of $703,630 was offset by net liabilities and related costs of sale resulting in a gain on sale of $759,054. In the second quarter of 2012, a review of working capital calculations resulted in a correction of an error in the estimate of working capital of $90,000, decreasing the final gain on sale to $669,054.”

The $90,000 adjustment is related to travel and other sales expenses incurred by GeneWize subsidiary (and properly recorded by the Company) prior to the February 10, 2012 sale date that had not been accounted for in the working capital adjustment at sale date.

Consideration Paid
Cash paid at closing	500,000
Working Capital settlement items	39,272
Present Value of earn-out deemed collectible	164,358
Total Consideration	703,630

Carrying Amount of Assets less Liabilities of GeneWize
Assets	498,148
Liabilities	(793,815)
Total Carrying Amount	(295,667)
Transaction Expenses	240,243
Net Gain on Sale Recorded in Q1	759,054
Working Capital settlement items noted in Q2	90,000

Gain on sale for 2012	669,054

The assets and liabilities sold were accounted for at our carrying amounts for such items on the February 10, 2012 date of sale. Assets consisted of Cash $90,000, Accounts Receivable $254,000, Prepaid expenses

$101,000, and fixed assets of $53,000. Liabilities consisted of debt of $374,000, trade payables of $324,000, accrued wages and commissions of $40,000 and accrued sales taxes and other expenses of $55,000.

The additional disclosures detailed above have been included in the attached draft amended Form 10-K for December 31, 2012.

8. We note your disclosure that through December 31, 2012, Capsalus has paid $165,900 of the earn-out amount related to the sale of your GeneWize subsidiary. Please explain to us and revise your notes to disclose, how this amount, and any future earn-out amounts, are or will be accounted for in your financial statements.

RESPONSE: At the time of the sale, Capsalus was thinly capitalized and had not developed all the marketing channels and sales force they would need in place to meet the expected payouts. As such, Management felt it was appropriate to evaluate the amount they believed was probable of collection at the date of sale and record that amount as a receivable for the earn-out. The amount recorded as approximately $164,358. We note that the Company collected $165,900 in 2012 and then for almost a year, from July of 2012 through March of 2013, no additional payments were received. Due to the future uncertainty of the earn-out payments, the Company planned to record any earn-out payments on the cash basis as received. In our second quarter ended June 30, 2013, we received an additional $150,000 which was recorded as revenue and disclosed as such in the Form 10-Q.

This disclosure detailed above has been included in the attached draft amendment. This level of detail was included in the 10-Q filed August 14, 2013 and will be included in all future 10-Q and 10-K filings.

9. In a related matter, please also explain if the Company has recognized a receivable in its financial statements for any earn-outs that were due from Capsalus for periods subsequent to June 30, 2012. If so, please explain in detail why you believe the recognition of such amounts in your financial statements is appropriate.

RESPONSE: Due to the historical and future uncertainty of the earn-out payments, the Company is not recording an accounts receivable entry for the earn-out. Any earn-out received will be recorded on the date received.

This disclosure detailed above has been included in the attached draft amendment. This level of detail was included in the 10-Q filed August 14, 2013 and will be included in all future 10-Q and 10-K filings.

10. We note that in Note 11 you disclose that in 2011 you issued 6 million performance warrants in connection with the LDA. You also disclose that management currently does not expect the performance warrants to be earned. Please explain to us and disclose in the notes to the financial statements, how you accounted for the issuance of these performance warrants.

RESPONSE: The 6.0 million performance warrants were issued in connection with a complex transaction that included sale of our subsidiary in return for cash payments and the LDA. We analyzed the warrants issued at the time as a component of the overall transaction and based upon a probability weighted fair value analysis similar to a lattice model, we concluded that the probability of such performance warrants vesting was remote and therefore only a negligible value would have been assigned to the performance warrants. As the value was negligible, based upon materiality, the company did not assign any value or expense to the performance warrants issued. At the time of closing and final approval by the board of the transaction, we believe it was highly unlikely for them to vest based on the explicit conditions to vesting included in those performance warrants. Prior to closing on the sale of GeneWize, GeneElite had anticipated that a there would be two sublicensees selling GeneLink products - GeneWize and another, significantly larger, marketing entity. Because this second marketing sub-licensee had not yet become formally committed, 6.0 million of the total 14.0 million warrants included conditional vesting provisions which related to the amount of business in the form of the amount of monthly customer orders GeneLink would receive from "GeneElite and its sublicensee(s)." By the time of closing, it had become apparent the additional marketing entity had not become a sublicensee of GeneLink products and, thus, without such marketing partner, it was highly unlikely for GeneElite to meet the vesting provisions of the performance warrants.

The additional disclosures detailed above have been included in the attached draft amended Form 10-K for December 31, 2012.

Form 10-Q for the quarter ended March 31, 2013

11. Please address our comments on your Annual Report on Form 10-K in future quarterly reports on Form 10-Q, where applicable.

RESPONSE: The Company will address the SEC comments on all future applicable filings.

Management’s Discussion and Analysis Financial Condition, page 15

12. We note your disclosure that inventory was reduced $77,196 during the quarter ended March 31, 2013 as operations made some efficiency gains and accounted for some expired inventory. Please tell us the amount of inventory written-off during 2013 and explain to us why you believe it was appropriate to write-off the inventory during 2013, rather than during the year ended December 31, 2012. As part of your response, please explain to us the nature of any changes in circumstances between December 31, 2012 and March 31, 2013 that resulted in the write-down of inventory, and explain why you believe the inventory was appropriately valued at December 31, 2012.

RESPONSE: The decrease in inventory during the quarter was primarily due to sales as the write-off of inventory was not significant. $6,120 of inventory was written off in March of 2013 due to the product having an expiration date of March, 2013, therefore having no impact on 2012 inventory.

The Company acknowledges and confirms it is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company also understands that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company also understands it may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dr. Bernard Kasten, Jr. MD

Chief Executive Officer

GeneLink, Inc.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No.1)

(Mark One)

[ X ] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File No. 000-30518

GENELINK, INC.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA -----------------------------------------------	23-2795613 ---------------------------------------------
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8250 Exchange Drive Suite 120 Orlando, Florida -----------------------------------------------	32809 (Zip Code) ----------------------------------------------
(Address of principal executive offices)

(407) 680-1150 ----------------------------------------------
Registrant’s telephone number, including area code

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.01 Par Value

(Title of class)

Indicate by check mark if the registrant is well-known season issuer, as defined in Rule 405 of the Securities Act

Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act

Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes No _X_

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  Accelerated filer 

Non-accelerated filer  Smaller reporting company 

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12B-12 of the Exchange Act).

Yes  No 

Aggregate market value of common stock held by non-affiliates of the Registrant, as of June 30, 2012 was approximately $4,102,214 on the closing price of the common stock of the Nasdaq OTC Bulletin Board.

As of March 20, 2013, there were 253,352,022 shares of the issuer's common stock, $.01 par value, outstanding.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 2012 TO FISCAL YEAR ENDED DECEMBER 31, 2011.

Cost of Goods Sold:

Cost of goods sold decreased from $1,734,831 in 2011 to $1,671,459 in 2012, a decrease of $63,372 or 4%. Five major categories account for the variance:

 Moving production in-house resulted in $178,509 of expenses and included depreciation expense of $38,041, production labor of $68,955, facilities expense of $45,230, and equipment and supplies expense of $26,283.
 Our inventory count at the end of the year resulted in a $55,291 inventory adjustment.
 The Company’s DNA Testing COGS increased $213,110 in 2012 as compared to 2011. $200,000 of this is due to charges by the lab for failing to meet contract minimums.
 $36,027 of costs was attributed to the launch of Dermagenetics.
 These increases in COGS were offset by a $544,129 decrease as a result of the GeneWize sale and shifting the business model being a wholesale provider of the Company’s product lines. Of the decrease, $117,855 was due to lower shipping costs while $91,506 was due to reduced marketing materials. The remaining decrease of approximately $334,000 was due the decrease in sales in 2012 as compared to 2011.

Operating Losses:

Operating expenses decreased from $6,516,361 in 2011 to $3,933,680 in 2012, a reduction of $2,582,680 or 40%. With the sale of GeneWize and subsequent move to a wholesale business model, the company was able to reduce expenses. Because the Company was no longer responsible for GeneWize sales, marketing, or commissions, the savings were significant. The most relevant expense reductions included $1,429,130 in reduced commissions, $396,883 in reduced salaries and benefits, $205,403 in reduced IT and software related expenses, a reduction $175,708 in credit card transaction fees from 2011 to 2012, and $127,002 in reduced event promotion expense. Legal costs fees related to the costs of complying with requests by regulatory authorities, while still significant, decreased $377,250 in 2012. A large decrease of $316,281 was due to fewer consultants being utilized in 2012 as compared to 2011. Moving facilities and bring production in-house accounted for $157,848 in additional expenses in 2012 as compared to 2011 which offset those decreases noted previously. These expenses included facilities, equipment, IT and utilities. Also, by bringing production in house, depreciation and amortization for new equipment and the additional facilities increased $40,216 or 30%. Research and Development increased in $116,308 as a result of adding a full-time employee and developing the Dermagenetics product line. Accounting and auditing fees were $77,567 higher in 2012 due to the unexpected resignation of the Company’s previous auditor, a re-audit of 2011, and the resulting restatement thereof. The final factor affecting operating losses was a $65,517 adjustment for the abandonment of patents. The Company initially pursued legal action against legal counsel in relation to the failure to process certain patent applications but eventually the cost of such litigation caused the Company to discontinue legal proceedings resulting in the abandonment of certain European Union patents which the company felt would most likely not be utilized in the future by the Company’s current sales partners.

Net Losses:

Net losses in 2012 were $3,051,747, a decrease of $778,449 or 20% as compared to 2011. This was due to gains on the sale of GeneWize of $669,054, settlement of a lawsuit with the Company’s previous intellectual property law firm for $77,742, and $65,271 in additional interest expense as a result of the advanced purchase order of $750,000 from GeneWize.

Valuation of intangible and other long-lived assets:

We assess the carrying value of intangible and other long-lived assets at least annually, which requires us to make assumptions and judgments regarding the future cash flows related to these assets. The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of events or changes in circumstances such as:

■ the asset’s ability to continue to generate income from operations and positive cash flow in future periods;

■ loss of legal ownership or title to the asset;

■ significant changes in our strategic business objectives and utilization of the asset(s); and

■ the impact of significant negative industry or economic trends.

If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. In addition, we base the useful lives and related amortization or depreciation expense on our estimate of the period that the assets will generate revenues or otherwise be used by us. We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

Board of Directors

GeneLink, Inc.

Orlando, FL

We have audited the accompanying consolidated balance sheets of GeneLink, Inc., (“the Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GeneLink, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred significant net losses in 2012 and 2011, has a working capital deficit and a significant accumulated deficit. These items raise substantial doubt as to the Company’s ability to continue as a going concern. Management's plans in regard to these matters are discussed further in Note 13. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Hancock Askew & Co., LLP

Savannah, GA

September 5, 2013

Note 6. Stockholders' Equity

Common Stock

The Company issued 1,497,226 shares of common stock for services rendered during the year ended December 31, 2012. The fair value per share was based upon market transactions in our stock and was determined to be $.05 per share which resulted in an expense charge of $74,862 in aggregate.

The Company issued 300,000 shares of common stock for services rendered, valued at $22,745 or $0.075 per share on November 1, 2011 which was the only grant for services for the year ended December 31, 2011. The fair value per share was based upon market transactions in our stock.

Note 11. Sale of Subsidiary and Licensing Agreements

The table below provides a detail of the calculation of the Gain on Sale.

Consideration Paid
Cash paid at closing	500,000
Working Capital settlement items	39,272
Present Value of earn-out deemed collectible	164,358
Total Consideration	703,630

Carrying Amount of Assets less Liabilities of GeneWize
Assets	498,148
Liabilities	(793,815)
Total Carrying Amount	(295,667)
Transaction Expenses	240,243
Net Gain on Sale Recorded in Q1	759,054
Working Capital settlement items noted in Q2	90,000

Gain on sale for 2012	669,054

The assets and liabilities sold were accounted for at our carrying amounts for such items on the February 10, 2012 date of sale. Assets consisted of Cash $90,000, Accounts Receivable $254,000, Prepaid expenses $101,000, and fixed assets of $53,000. Liabilities consisted of debt of $374,000, trade payables of $324,000, accrued wages and commissions of $40,000 and accrued sales taxes and other expenses of $55,000.

THE COMPANY, INC. AND SUBSIDIARIES

EXHIBITS

Exhibit No. Description

31 Certification of the Chief Executive Officer and Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32 Certification of the Chief Executive Officer and Interim Chief Financial Officer pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* * * * * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENELINK, INC.

(Registrant)

Date: September 5, 2013	By: /s/ Bernard L. Kasten, Jr., M.D.
Bernard L. Kasten, Jr., M.D., Chief Executive Officer and Interim Chief Financial Officer

THE COMPANY, INC. AND SUBSIDIARIES

EXHIBIT 31

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER AND INTERIM CHIEF FINANACIAL OFFICER

I, Bernard L. Kasten, Jr., M.D., certify that:

1. I have reviewed this annual report on Form 10-K/A of the Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September 5, 2013	By: /s/ Bernard L. Kasten, Jr., M.D.
Bernard L. Kasten, Jr., M.D., Chief Executive Officer and Interim Chief Financial Officer

THE COMPANY, INC. AND SUBSIDIARIES

EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND INTERIM CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Company, Inc. (the “Company”) on Form 10-K/A for the period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Bernard M. Kasten, M.D., as Chief Executive Officer and Interim Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 5, 2013	By: /s/ Bernard L. Kasten, Jr., M.D.
Bernard L. Kasten, Jr., M.D. Chief Executive Officer and Interim Chief Financial Officer